Exhibit 11

HUGHES COMMUNICATIONS, INC.

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” the computations of per share amounts included in the accompanying financial statements exclude the effects of dilutive securities in periods when a loss from continuing operations exists or when their inclusion would be anti-dilutive. The tables below are prepared in accordance with Rule 601(b)(11) of Regulation S-K of the Securities and Exchange Act of 1934, as amended.

The following table is a reconciliation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	Year Ended December 31,
	2007	2006	2005
Income (loss):
Income (loss) from continuing operations	$43,540	$(39,310)	$59,220
Loss from discontinued operations	-	(43)	(956)
Gain on sale of discontinued operations	-	240	1,061

Net (loss) income	43,540	(39,113)	59,325
Cumulative dividends and accretion of convertible preferred stock to liquidation value	-	(1,454)	(9,969)

Net (loss) income attributable to common stockholders	$43,540	$(40,567)	$49,356

Shares:
Basic weighted average common shares outstanding	18,860,517	16,668,591	8,807,237
Effect of dilutive securities:
Restricted stock units	121,344	-	-
Restricted stock awards	178,936	-	-
Options to purchase common stock	67,122	-	436,774

Diluted weighted average common shares outstanding	19,227,919	16,668,591	9,244,011

Per shares:
Basic earnings (loss) per common share:
Continuing operations	$2.31	$(2.44)	$5.59
Discontinued operations	-	0.01	0.01

Basic net earnings (loss) per share	$2.31	$(2.43)	$5.60

Diluted earnings (loss) per common share:
Continuing operations	$2.26	$(2.44)	$5.33
Discontinued operations	-	0.01	0.01

Net diluted earnings (loss) per share	$2.26	$(2.43)	$5.34